Exhibit 1

MEDIA

RELEASE

3 NOVEMBER 2017

Westpac and Northill Capital enter into an agreement regarding sale of Hastings

Westpac Banking Corporation (ASX:WBC) and Northill Capital (“Northill”) have announced that they have entered into an agreement regarding the sale of Hastings.

Northill is an independent, privately held asset management business, established in London in 2010. Northill is a long-term investor in high quality, specialist asset management businesses, with extensive global operating experience. As at 30 September 2017, assets under management by businesses in which Northill owns a majority interest total approximately US$48 billion. Northill is focused on investing in a long-term partnership, supporting the continued development of Hastings as an independent asset management business and providing significant co-investment capital to enhance alignment with investors.

Hastings is a long established, global infrastructure manager founded in 1994 and headquartered in Australia. Hastings established one of the first unlisted infrastructure equity funds in 1994 and one of the first infrastructure-focused debt funds in 1999. Hastings currently manages A$12.6 billion in funds on behalf of institutional investors and employs more than 100 staff across offices in Melbourne, Sydney, London, New York and Asia.

The agreement in relation to the proposed sale is subject to confirmatory due diligence and regulatory approvals.

The terms of the agreement (including price) are currently confidential.

ENDS

Westpac Media Enquiries David Lording Group Head of Media Relations M +61 419 683 411 dlording@westpac.com.au	Northill Capital Sally Todd +44 20 7016 4121 sally.todd@northill.com

Westpac Investor Relations Andrew Bowden T +61 2 8253 4008 M+61438 284 863 andrewbowden@westpac.com.au

Northill Capital

Northill Capital is an independent, privately held asset management business, established in London in 2010, with substantial financial backing from interests associated with the Bertarelli Family. Northill’s long-term strategy is to build a portfolio of high quality, specialist asset management businesses. Assets under management by businesses in which Northill owns a majority interest total approximately US$48 billion (as at 30 September 2017). Northill brings deep industry experience and expertise and the patient, long-term application of substantial private capital to support skilled investment professionals to develop their businesses. Northill Capital LLP is authorised and regulated by the Financial Conduct Authority. www.northill.com